Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
THIRD QUARTER 2012 FINANCIAL RESULTS

Tel Aviv, Israel – November 7, 2012 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2012. Details regarding the investor conference call and webcast to be held tomorrow are included later in this press release.

Bezeq Group (consolidated)	Q3 2012	Q3 2011	Change
	(NIS millions)
Revenues	2,494	2,917	(14.5)%
Operating profit	667	944	(29.3)%
EBITDA	1,026	1,301	(21.1)%
EBITDA margin	41.1%	44.6%
Net profit attributable to Company shareholders	342	550	(37.8)%
Diluted EPS (NIS)	0.13	0.20	(35.0)%
Cash flow from operating activities	1,024	882	16.1%
Payments for investments, net	270	374	(27.8)%
Free cash flow 1	754	508	48.4%
Net debt/EBITDA (end of period) 2	1.64	1.24
Net debt/shareholders' equity (end of period)	3.69	2.93

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Our third quarter 2012 financial results reflect the profound changes in the Israeli communications market and the increased competition in all sectors of our operations. I am confident that we remain well positioned to succeed in these challenging times, with leading companies in all key segments of the communications market, strong cash flow and the most advanced infrastructures.”

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our Group performance was significantly influenced by comprehensive regulatory changes and intensifying competition in the various areas of our operations, particularly in the cellular segment. Looking forward, we believe that the strength of our diverse range of communications offerings, supporting consumer and business customers alike, will continue to provide a market leading competitive advantage.  At the same time, we are focused on improving our performance by means of group-wide efficiency and cost-savings initiatives which are expected to influence our operations in the short to medium term.

In October we successfully raised 500 million shekels through bank financing in order to further strengthen our financial flexibility. Combined with significant improvements in operating cash flow as well as free cash flow generation, we intend to maximize the proceeds in part through product innovation, technology and by continuing to make strategic investments in advanced communications infrastructures to meet the evolving communications needs of our customers,” concluded Mr. Gelman.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	1

Press Release

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2012 amounted to NIS 2.49 billion compared with NIS 2.92 billion in the corresponding quarter of 2011, a decrease of 14.5%. The reduction was due to a decrease in revenues from the cellular segment as a result of lower sales of cellular handsets and the erosion of revenues from cellular services.

Operating profit in the third quarter of 2012 amounted to NIS 667 million, compared with NIS 944 million in the corresponding quarter of 2011, a decrease of 29.3%.  Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2012 amounted to NIS 1.03 billion (EBITDA margin of 41.1%), compared with NIS 1.30 billion (EBITDA margin of 44.6%) in the corresponding quarter of 2011, a decrease of 21.1%. Net profit attributable to Bezeq shareholders in the third quarter of 2012 amounted to NIS 342 million compared with NIS 550 million in the corresponding quarter of 2011, a decrease of 37.8%. The decline in profitability metrics was primarily due to a decrease in profitability in the cellular segment as well as lower capital gains from real estate and copper sales in the fixed-line segment compared to the corresponding quarter of 2011.

Cash flow from operating activities in the third quarter of 2012 amounted to NIS 1.02 billion compared with NIS 882 million in the corresponding quarter of 2011, an increase of 16.1% primarily due to improved working capital in the cellular segment.  Free cash flow in the third quarter of 2012 amounted to NIS 754 million compared with NIS 508 million in the corresponding quarter of 2011, an increase of 48.4%.  The increase in free cash flow was due to an increase in cash flow from operating activities as well as the completion of major infrastructure projects initiated in prior years.

Gross capital expenditures (CAPEX) in the third quarter of 2012 amounted to NIS 346 million compared with NIS 437 million in the corresponding quarter of 2011, a decrease of 20.8%. The Group's CAPEX to consolidated sales ratio in the third quarter of 2012 was 13.9%, compared with 15.0% in the corresponding quarter of 2011.

As of September 30, 2012, gross financial debt of the Group was NIS 8.94 billion, compared with NIS 9.61 billion as of September 30, 2011. The net financial debt of the Group was NIS 7.19 billion compared with NIS 5.99 billion as of September 30, 2011. At the end of September 2012, the Group's net financial debt to EBITDA ratio was 1.64, compared with 1.24 as of September 30, 2011.

2012 Outlook

The Bezeq Group reiterates its full-year guidance, projecting revenues of between NIS 10.2 billion and NIS 10.5 billion, net profit attributable to shareholders of between NIS 1.75 billion and NIS 1.85 billion and EBITDA between NIS 4.4 billion and NIS 4.5 billion.

Free cash flow in 2012 is expected to improve materially compared to 2011 and to amount to above NIS 2.5 billion.  This is primarily due to the improvement in working capital and the progress made in major infrastructure projects.

We are prepared to compete with the challenges in the industry and are implementing streamlining measures which are expected to reduce the impact of the cellular segment on the Bezeq Group.  These measures are expected to influence our operations in the short to medium term.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	2

Press Release

Bezeq Fixed-Line Results

•	Internet subscribers increased to 1.15 million, up 4.8% versus a year ago
•	Average broadband speed increased to 9.0 mega bits per second (Mbps), up 50% versus a year ago

Avi Gabbay, Bezeq CEO, stated, “Our strategy of driving revenues from Internet and data operations, alongside the streamlining of our operations, continues to prove itself especially in a strengthening yet fiercely competitive market. The significant rise in the number of Internet subscribers helped mitigate the impact of the decline in the number of telephony subscribers. We expect that the reform of the wholesale market alongside the cancelation of structural separation will benefit both consumers and operators.”

Revenues in the third quarter of 2012 amounted to NIS 1.15 billion compared with NIS 1.19 billion in the corresponding quarter of 2011, a decrease of 3.1%. The decrease in revenues was primarily due to a 9.0% reduction in telephony revenues, partially offset by growth in Internet and data revenues compared to the corresponding quarter of 2011. This increase stemmed primarily from the continued upgrading of broadband Internet speeds, which increased by 50% compared with the corresponding quarter of 2011, bringing the average customer broadband Internet speed up to 9.0 Mbps.

Operating profit in the third quarter of 2012 amounted to NIS 419 million compared with NIS 546 million in the corresponding quarter of 2011, a decrease of 23.3%. EBITDA in the third quarter of 2012 amounted to NIS 604 million (EBITDA margin of 52.6%) compared with NIS 726 million (EBITDA margin of 61.2%) in the corresponding quarter of 2011, a decrease of 16.8%.  Net profit in the third quarter of 2012 amounted to NIS 246 million compared with NIS 311 million in the corresponding quarter of 2011, a decrease of 20.9%. The decrease in profitability metrics was primarily due to lower capital gains from real estate and copper sales compared to the corresponding quarter of 2011.

Bezeq strengthened its status as the leader in Internet services in Israel, with the number of subscribers rising by 4.8% compared with the corresponding quarter in 2011 to reach 1.153 million at the end of the third quarter of 2012. During the quarter the Company recruited 17,000 net Internet subscribers compared with 12,000 in the corresponding quarter of 2011. Average revenue per user (ARPU) from broadband Internet services amounted to NIS 80 per month in the third quarter of 2012, compared to NIS 81 in the corresponding quarter in 2011.

The number of telephony access lines at the end of the third quarter of 2012 was 2.3 million, a decrease of 2.7% compared with the corresponding quarter of 2011. Average monthly revenue per line (ARPL) was NIS 73, compared with NIS 78 in the corresponding quarter of 2011.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	3

Press Release

Bezeq Fixed-Line	Q3 2012	Q3 2011	Change
	(NIS millions)
Revenues	1,149	1,186	(3.1)%
Operating profit	419	546	(23.3)%
EBITDA	604	726	(16.8)%
EBITDA margin	52.6%	61.2%
Net profit 1	246	311	(20.9)%
Cash flows from operating activities	470	641	(26.7)%
Payments for investments, net	153	200	(23.5)%
Free cash flow 2	317	441	(28.1)%
Number of active subscriber lines (end of period, in thousands) 3	2,299	2,363	(2.7)%
Average monthly revenue per line (NIS) 4	73	78	(6.4)%
Number of outgoing usage minutes (millions)	2,125	2,482	(14.4)%
Number of incoming usage minutes (millions)	1,590	1,602	(0.7)%
Churn rate (%) 5	4.2%	2.8%
Number of broadband internet subscribers (end of period, in thousands)	1,153	1,100	4.8%
Average monthly revenue per broadband internet subscriber (NIS)	80	81	(1.2)%
Average broadband speed per subscriber (end of period, Mbps)	9.0	6.0	50.0%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.
3 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
4 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

5 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	4

Press Release

Pelephone Results

•
Revenues in the third quarter of 2012 amounted to NIS 1.05 billion compared with NIS 1.42 billion in the corresponding quarter of 2011 due to a decrease in the number of handsets sold and a reduction of tariffs

Gil Sharon, CEO of Pelephone, stated, “Our financial results were influenced by changes in the cellular sector as well as increased competition. Profitability in the third quarter decreased due to lower revenues from the sale of equipment and the continued reduction of tariffs during the past year.  As part of our preparations for the entry of the new competitors, we were the first to offer an unlimited plan and adapt to the changing market environment. As a result, in the third quarter, we were the incumbent carrier that attracted the most customers and experienced the lowest level of churn. In recent months we have introduced many efficiency measures such as the move to a central cellular repair laboratory, consolidation of customer service centers, merger of the content and marketing divisions, and more. These changes have led to, among other things, savings in expenses and personnel as well as moderated the decline in profitability. In addition, the decision to host two of the new communications operators, HOT Mobile and Rami Levy, on our high speed network proved to be the right business decision and has contributed additional revenues.”

Total revenues in the third quarter of 2012 amounted to NIS 1.05 billion compared with NIS 1.42 billion in the corresponding quarter of 2011, a decrease of 26.2%.

Revenues from services in the third quarter of 2012 amounted to NIS 816 million compared with NIS 914 million in the corresponding quarter of 2011, a decrease of 10.7%. The decrease was primarily due to tariff erosion as a result of increased competition in the market, offset by wholesale revenues from new communications operators for their hosting on Pelephone's network.

Revenues from equipment in the third quarter of 2012 amounted to NIS 233 million compared with NIS 507 million in the corresponding quarter of 2011, a decrease of 54.0%. The decrease was due to increased competition in the market which led to a reduction in the number of handsets sold compared with the corresponding quarter of 2011.

Operating profit in the third quarter of 2012 amounted to NIS 199 million compared with NIS 342 million, a decrease of 41.8%. EBITDA in the third quarter of 2012 amounted to NIS 329 million (EBITDA margin of 31.4%), compared with NIS 481 million in the corresponding quarter of 2011 (EBITDA margin of 33.8%), a decrease of 31.6%.  Net profit in the third quarter of 2012 amounted to NIS 154 million compared with NIS 263 million in the corresponding quarter of 2011, a decrease of 41.4%. The decrease in Pelephone’s profitability metrics was primarily due to the reduction in equipment revenues and the continued reduction of tariffs during the year as a result of the regulatory changes and the entrance of new operators in the second quarter of 2012.

Cash flow from operating activities in the third quarter of 2012 amounted to NIS 490 million compared with NIS 168 million in the corresponding quarter of 2011.  The increase was primarily due to an improvement in working capital as a result of a decrease in the sale of handsets as well as from the factoring in of certain receivables from previously purchased handsets paid for in installments.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	5

Press Release

Total Pelephone subscribers decreased sequentially by 20,000 during the third quarter of 2012 and numbered 2.839 million as of September 30, 2012, compared with 2.842 million on September 30, 2011.

Average monthly revenue per user (ARPU) in the third quarter of 2012 was NIS 95, compared with NIS 99 sequentially and NIS 107 in the corresponding quarter of 2011.  In the second and third quarters of 2012 Pelephone’s ARPU includes revenues from new communications operators.

Pelephone	Q3 2012	Q3 2011	Change
	(NIS millions)
Total revenues	1,049	1,421	(26.2)%
Service revenues	816	914	(10.7)%
Equipment revenues	233	507	(54.0)%
Operating profit	199	342	(41.8)%
EBITDA	329	481	(31.6)%
EBITDA margin	31.4%	33.8%
Net profit	154	263	(41.4)%
Cash flows from operating activities	490	168	191.7%
Payments for investments, net	84	71	18.3%
Free cash flow 1	406	97	318.6%
Total subscribers (end of period, in thousands) 2, 6	2,839	2,842	(0.1)%
Average revenue per user (ARPU, NIS) 3, 6	95	107	(11.2)%
Average monthly minutes of use per subscriber (MOU) 4, 6	425	385	10.4%
Churn rate 5, 6	6.7%	6.1%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

3 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network (from whom revenues commenced in 2012), and repair and warranty services in the period by average Pelephone active subscribers in the same period.

4 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

5 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

6 In the 2011 report, due to the increased transition of subscribers to prepaid plans in the first months of the year, after reduction of the exit fees, Pelephone decided not to count as "active" subscribers those who made no calls during the fourth quarter. As a result, Pelephone deleted approximately 91,000 subscribers. They were deleted retroactively from each quarter in 2011 in which they were transferred to prepaid plans. Consequently, the subscriber data, ARPU, MOU and churn rate were retroactively adjusted in each quarter of 2011

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	6

Press Release

Bezeq International Results

•
Net recruitment of Internet subscribers increased 8% in the third quarter of 2012 compared with the corresponding quarter in 2011, driven by the deployment of the new submarine communications cable infrastructure and the Power NGN high speed network

•	Bezeq International maintained its high level of EBITDA of NIS 89 million in the third quarter of 2012, similar to the corresponding quarter a year ago, for an EBITDA margin of over 26%

Itzik Benbenisti, CEO of Bezeq International, stated, “We successfully maintained sequential revenue and profitability levels despite the impact of competition and the regulatory imbalance which characterize the industry. Our successes and achievements can be attributed to our unique advantages which support our continuing growth. These advantages are primarily reflected in the differentiation of products and technologies which have been enabled by the submarine cable set up at the beginning of the year as well as our outstanding quality of service.”

Revenues in the third quarter of 2012 amounted to NIS 339 million compared with NIS 351 million in the corresponding quarter of 2011, a decrease of 3.5%.  The decrease in revenues was primarily due to the reduction of revenues from international calls offset by the continued growth in sales of the Company's Internet services delivered across the submarine cable infrastructure as well as the Power NGN high speed network, which were launched at the beginning of the year.

Operating profit in the third quarter of 2012 amounted to NIS 55 million compared with NIS 61 million in the corresponding quarter of 2011, a decrease of 10.5%.  Net profit in the third quarter of 2012 amounted to NIS 40 million compared with NIS 46 million in the corresponding quarter of 2011, a decrease of 12.3%. The decrease in operating profit and net profit was primarily due to an increase in the company's depreciation expenses as a result of investments in the submarine cable and additional investments in Information and Communication Technology (ICT).

EBITDA in the third quarter of 2012 amounted to NIS 89 million (EBITDA margin of 26.4%) in line with the corresponding quarter of 2011 (EBITDA margin of 25.5%), which is a direct reflection of increased operating efficiency within the Company.

Capital expenditures (CAPEX), in the third quarter of 2012 amounted to NIS 29 million compared with NIS 85 million in the corresponding quarter of 2011, a decrease of 65.9%. The decrease in CAPEX was primarily due to the completion of the investment in the submarine cable from Israel to Europe in the first quarter of 2012.

Cash flow from operating activities in the third quarter of 2012 amounted to NIS 63 million compared with NIS 57 million in the corresponding quarter of 2011, an increase of 9.9%. The increase was primarily due to positive changes in working capital.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	7

Press Release

Bezeq International	Q3 2012	Q3 2011	Change
	(NIS millions)
Revenues	339	351	(3.5)%
Operating profit	55	61	(10.5)%
EBITDA	89	89
EBITDA margin	26.4%	25.5%
Net profit	40	46	(12.3)%
Cash flows from operating activities	63	57	9.9%
Payments for investments, net	29	92	(68.8)%
Free cash flow 1	35	(34)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	8

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yes Results

•	yes subscribers at the end of the third quarter of 2012 numbered 581,000, compared with 582,000 at the end of the sequential quarter and 585,000 at the end of the corresponding quarter in 2011

Ron Eilon, CEO of yes, stated, “We have once again proven our ability to compete in a saturated and changing market while continuing to show improvement in our delivery capabilities.  It is clear from the third quarter results that we are paying the price of a regulatory environment which restricts our ability to compete against operators who are allowed to offer bundled communication packages whereby yes is prohibited from doing so.  Until a level regulatory playing field is in place for all providers, we will continue to offer the highest quality standalone TV services.”

Revenues in the third quarter of 2012 amounted to NIS 403 million compared with NIS 405 million in the corresponding quarter of 2011, a decrease of 0.7%.  The moderate decrease in revenues was due to a decline in revenues from content partially offset by growth in revenues from advanced services.

Operating profit in the third quarter of 2012 amounted to NIS 54 million compared with NIS 63 million in the corresponding quarter of 2011, a decrease of 14.8%.  EBITDA in the third quarter of 2012 amounted to NIS 118 million (EBITDA margin of 29.4%) compared with NIS 137 million (EBITDA margin of 33.9%) in the corresponding quarter of 2011, a decrease of 13.8%.  The decrease in profitability metrics was primarily due to an increase in content and sales expenses.

Net loss and profit before finance expenses to shareholders and taxes were influenced by an increase in finance expenses due to an increase in net financial debt. Net loss in the third quarter of 2012 amounted to NIS 119 million compared with a loss of NIS 76 million in the corresponding quarter of 2011, an increase of 56.4%. Profit before finance expenses to shareholders and taxes in the third quarter of 2012 amounted to NIS 2 million compared with NIS 21 million in the corresponding quarter of 2011.

Cash flow from operating activities in the third quarter of 2012 amounted to NIS 83 million compared with NIS 134 million in the corresponding quarter of 2011, a decrease of 38.5% primarily due to changes in working capital.  Free cash flow in the third quarter of 2012 amounted to a negative NIS 4 million compared with NIS 67 million in positive free cash flow in the corresponding quarter of 2011.

Capital expenditures (CAPEX), in the third quarter of 2012 amounted to NIS 102 million compared with NIS 68 million in the corresponding quarter of 2011, an increase of 50.0%.  The increase in CAPEX was primarily due to the purchase of advanced set top boxes as a result of the growing demand.

ARPU in the third quarter of 2012 amounted to NIS 231 compared with NIS 232 in the corresponding quarter of 2011, a decrease of 0.4% due to the timing of marketing campaigns.

yes's subscriber base at the end of the third quarter of 2012 reached 581,000 compared with 585,000 at the end of the third quarter of 2011, a decrease of 0.7%.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	9

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yes	Q3 2012	Q3 2011	Change
	(NIS millions)
Revenues	403	405	(0.7)%
Operating profit	54	63	(14.8)%
EBITDA	118	137	(13.8)%
EBITDA margin	29.4%	33.9%
Net profit (loss)	(119)	(76)	(56.4)%
Cash flows from operating activities	83	134	(38.5)%
Payments for investments, net	87	67	28.8%
Free cash flow 1	(4)	67	(106.0)%
Number of subscribers (end of period, in thousands) 2	581	585	(0.7)%
Average revenue per user (ARPU, NIS) 3	231	232	(0.4)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

3 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	10

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, November 8, 2012, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0644
Israel Phone Number: 03-918-0644

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, November 14, 2012. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5921
Israel Phone Number: 03-925-5921

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	11

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	12

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,829	8,723	2,494	2,917	11,373

Operating expenses
Depreciation and amortization	1,075	1,040	359	357	1,395
Salaries	1,527	1,612	511	540	2,103
General and operating expenses	2,976	3,445	963	1,182	4,494
Other operating expenses (income), net	(12)	82	(6)	(106)	139
	5,566	6,179	1,827	1,973	8,131

Operating profit	2,263	2,544	667	944	3,242
Finance expenses (income)
Finance expenses	506	445	181	186	599
Finance income	(418)	(277)	(126)	(100)	(389)
Finance expenses, net	88	168	55	86	210

Profit after finance expenses (income), net	2,175	2,376	612	858	3,032
Share in losses of equity-accounted investees	233	203	92	66	216
Profit before income tax	1,942	2,173	520	792	2,816
Income tax	597	633	178	243	755
Profit for the period	1,345	1,540	342	549	2,061

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	13

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"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to:
Owners of the Company	1,339	1,542	342	550	2,066
Non-controlling interests	6	(2)	-	(1)	(5)
Profit for the period	1,345	1,540	342	549	2,061

Earnings per share (NIS)
Basic and diluted earnings per share	0.49	0.57	0.13	0.20	0.76

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	14

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"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	September 30 2012	September 30 2011	December 31 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	676	1,564	1,352
Investments, including derivatives	1,071	2,056	946
Trade receivables	3,044	3,008	3,059
Other receivables	250	229	286
Inventory	149	199	204
Assets classified as held for sale	44	12	23
Total current assets	5,234	7,068	5,870

Investments, including derivatives	94	115	119
Trade and other receivables	1,193	1,594	1,499
Property, plant and equipment	6,116	5,959	6,022
Intangible assets	2,175	2,237	2,257
Deferred and other expenses	276	268	282
Investments in equity-accounted investees (mainly loans)	984	1,031	1,059
Deferred tax assets	144	218	223
Total non-current assets	10,982	11,422	11,461

Total assets	16,216	18,490	17,331

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	15

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"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	September 30 2012	September 30 2011	December 31 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity
Debentures, loans and borrowings	608	776	765
Trade payables	771	919	890
Other payables, including derivatives	670	892	792
Current tax liabilities	475	432	397
Deferred income	60	52	56
Provisions	172	220	186
Employee benefits	288	467	389
Dividend payable	1,978	1,974	971
Total current liabilities	5,022	5,732	4,446

Debentures	4,265	4,670	4,663
Loans	4,066	4,168	4,150
Employee benefits	228	271	229
Other liabilities	86	44	93
Provisions	71	70	69
Deferred tax liabilities	54	60	69
Dividend payable	473	1,386	924
Total non-current liabilities	9,243	10,669	10,197

Total liabilities	14,265	16,401	14,643

Equity
Total equity attributable to equity holders of the Company	1,951	2,048	2,650
Non-controlling interests	-	41	38
Total equity	1,951	2,089	2,688

Total liabilities and equity	16,216	18,490	17,331

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,345	1,540	342	549	2,061
Adjustments:
Depreciation	838	802	282	275	1,080
Amortization of intangible assets	218	217	72	74	287
Amortization of deferred and other expenses	19	21	5	8	28
Share in losses of equity-accounted investees	233	203	92	66	216
Finance expenses, net	200	232	91	113	293
Capital loss (gain), net	(22)	(167)	(24)	(80)	(181)
Share-based payments	60	127	21	43	167
Income tax expenses	597	633	178	243	755
Expenses (income) in respect of derivatives, net	5	(20)	11	(20)	(19)

Change in inventory	49	(33)	56	71	(33)
Change in trade and other receivables	320	(744)	226	(237)	(756)
Change in trade and other payables	(239)	(137)	(116)	(68)	(131)
Change in provisions	(14)	(31)	(2)	(33)	(64)
Change in employee benefits	(103)	164	(38)	(18)	82
Change in deferred and other income	(8)	-	6	-	50

Net income tax paid	(486)	(480)	(178)	(104)	(649)
Net cash from operating activities	3,012	2,327	1,024	882	3,186

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(200)	(244)	(58)	(86)	(355)
Refund from the Ministry of Communications for frequencies	-	36	-	36	36
Proceeds from the sale of property, plant and equipment	166	305	97	69	230
Acquisition of financial assets held for trading	(2,315)	(2,857)	(460)	(2,853)	(2,859)
Proceeds from the sale of financial assets held for trading	2,189	853	14	851	1,967
Purchase of property, plant and equipment	(1,009)	(1,190)	(309)	(393)	(1,548)
Proceeds from disposal of investments and long-term loans	96	7	3	1	11
Interest and dividends received	13	19	3	7	37
Other	12	(9)	3	5	(10)
Net cash used in investment activities	(1,048)	(3,080)	(707)	(2,363)	(2,491)

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in finance activities
Issue of debentures	-	3,092	-	2,692	3,092
Bank loans received	-	2,200	-	600	2,200
Repayment of debentures	(452)	(825)	(68)	(68)	(835)
Repayment of loans	(241)	(633)	(137)	(609)	(648)
Net short-term borrowing	2	(3)	(1)	-	(5)
Dividends paid	(1,574)	(1,663)	-	-	(3,155)
Interest paid	(317)	(232)	(41)	(39)	(377)
Increase in the rate of holding in a subsidiary	(77)	-	-	-	-
Proceeds from exercise of options	15	16	5	6	21
Other	4	-	(2)	-	(1)
Net cash from (used in) finance activities	(2,640)	1,952	(244)	2,582	292

Increase (decrease) in cash and cash equivalents	(676)	1,199	73	1,101	987
Cash and cash equivalents at the beginning of the period	1,352	365	603	463	365
Cash and cash equivalents at the end of the period	676	1,564	676	1,564	1,352

BEZEQ GROUP REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS	19